SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended:    December 31, 1997

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to
_______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer  named below:

   THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
   THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
   AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	Xerox Corporation
	P.O. Box 1600
	Stamford, Connecticut 06904-1600















  THE PLAN.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC
DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.



Patricia M. Nazemetz

Stamford, Connecticut
Dated June 26, 1998
























THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Financial Statements and Schedule

December 31, 1997 and 1996

(With Independent Auditors' Report
Thereon)



2


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1997


						   Fund Information
					      Small
		  International              Company
		  Stock         U.S. Stock    Stock      Balanced
		  Fund             Fund        Fund         Fund

Assets:
 Investment in
   Master Trust  $ 9,841,193   12,796,198    1,519,712  65,924,606
 Participant notes
   receivable           -            -            -             -
 Employer
contributions
   receivable         141,140     399,044      226,836   2,535,065

  Total assets      9,982,333  13,195,242    1,746,548  68,459,671

Liabilities:
  Accrued expenses and
     other
     liabilities       18,846       8,470       14,039      77,887

Due from (to) other
     funds           (516,820)      7,870       72,614    (280,789)

Due from (to) other
     plans                  4      (7,172)      (6,306)    (49,439)

Net assets available
     for plan
     benefits     $ 9,446,671   13,187,470   1,798,817   68,051,556


The accompanying notes are an integral part of the financial statements.



3















    _



		      Xerox
     Income           Stock      Employee
      Fund             Fund      Loan Fund       Total


    81,394,772         27,853,875      -         209,330,356
	-                  -       12,783,806     12,783,806

       254,211            919,093      -           4,475,389

    81,648,983         28,772,968  12,783,806    226,589,551



       113,405              6,157       -            238,804

       (72,094)           789,219       -              -   _

	(2,228)          (289,823)      -           (354,964)


    81,461,256         29,266,207  12,783,806    225,995,783





4


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1996


			      Fund Information
					 Small
	     International              Company
		 Stock      U.S. Stock    Stock     Balanced
		  Fund          Fund       Fund       Fund

Assets:
  Investment in
    Master Trust $  7,864,634   7,055,404   7,380,655   48,959,548
  Participant notes
    receivable         -           -           -            -
  Employer
    contributions
    receivable        256,046     280,792     411,977    1,038,178

   Total assets     8,120,680   7,336,196   7,792,632   49,997,726

Liabilities:
   Accrued expenses
     and other
     liabilities        8,973       1,348       4,948       26,563

Due from (to) other
     funds            104,649      30,316      34,663       95,409

Net assets available
     for plan
     benefits    $  8,216,356    7,365,164  7,822,347   50,066,572


The accompanying notes are an integral part of the financial statements.



5















				    _

		  Xerox
   Income         Stock      Employee
    Fund           Fund      Loan Fund        Total


84,907,703      16,083,001       -         172,250,945
     -              -        11,350,450     11,350,450

   556,804         533,368       -           3,077,165

85,464,507      16,616,369   11,350,450    186,678,560



    15,378         (1,782)       -              55,428

  (264,241)      (232,839)      232,043         -    _


85,184,888     16,385,312    11,582,493    186,623,132




6


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1997


				Fund Information
					   Small
	       International             Company
		  Stock       U.S. Stock  Stock     Balanced
		   Fund          Fund      Fund       Fund

Contributions:
 Employees' -
     Voluntary    $  847,677     1,016,708    1,026,289   3,996,212
     Employer        251,888       519,168      358,981   3,155,324

       Total
    contributions  1,099,565     1,535,876    1,385,270   7,151,536

Net income from
     Master
  Trust investments,
     net of
 administrative
  expenses          780,911     2,863,438    1,595,595   10,664,884

Interest income on
     participant
  notes receivable     -            -              -            -
_

    Total         1,880,476     4,399,314    2,980,865   17,816,420

Benefit payments  (338,914)     (193,823)    (220,068)  (2,254,111)
Transfers among
    Funds         (311,251)     1,623,987    1,221,979    2,472,114
Transfer from (to)
    other plans           4       (7,172)      (6,306)     (49,439)

 Net increase
   (decrease)
    in net assets
    available
    for plan
    benefits      1,230,315     5,822,306    3,976,470  17,984,984

 Net assets available
      for plan
      benefits:
    Beginning of
      year      8,216,356      7,365,164   7,822,347  50,066,572

      End of
      Year   $  9,446,671     13,187,470  11,798,817  68,051,556


The accompanying notes are an integral part of the financial statements.



7















				   _

		   Xerox
   Income          Stock       Employee
    Fund            Fund       Loan Fund        Total


5,172,716         1,651,221         -         13,710,823
1,079,405         1,115,476         -          6,480,242

6,252,121         2,766,697         -         20,191,065



5,678,877         7,032,350         -         28,616,055


    -                 -           972,730        972,730

11,930,998        9,799,047       972,730     49,779,850

(6,560,908)        (484,411)        -        (10,052,235)
(9,091,494)       3,856,082       228,583          -
    (2,228)        (289,823)        -           (354,964)



(3,723,632)      12,880,895     1,201,313      39,372,651



 85,184,888      16,385,312    11,582,493     186,623,132

 81,461,256      29,266,207    12,783,806     225,995,783



8


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1996


				Fund Information
					  Small
	      International              Company
		 Stock       U.S. Stock   Stock      Balanced
		 Fund           Fund       Fund       Fund

Contributions:
  Employees' -
     Voluntary   $   635,693       730,553     664,705   3,678,924
     Employer        333,754       371,494     488,810   1,521,349

       Total
    Contributions    969,447     1,102,047   1,153,515   5,200,273

Net income from Master
     Trust
  investments, net of
  administrative
     expenses      1,231,660     1,088,917   1,215,520   7,863,559

Interest income on
     participant
  notes receivable     -             -           -           -   _

       Total       2,201,107     2,190,964   2,369,035  13,063,832

Benefit payments    (452,950)     (172,350)   (239,220) (4,184,856)
Transfers among
    Funds          2,122,243     1,644,537   2,051,421   1,030,053

   Net increase
     (decrease)
      in net assets
      available
      for plan
      benefits     3,870,400     3,663,151   4,181,236   9,909,029

Net assets available
     for plan
     benefits:
    Beginning of
	year       4,345,956     3,702,013   3,641,111  40,157,543

    End of year $  8,216,356     7,365,164   7,822,347  50,066,572



The accompanying notes are an integral part of the financial statements.



9















				    _

	       Xerox     Segregated
  Income       Stock       Assets      Employee
   Fund         Fund        Fund       Loan Fund      Total
		       (see note 4)

6,179,199    1,094,794        -            -         12,983,868
1,772,340      675,052        -            -          5,162,799

7,951,539    1,769,846        -            -         18,146,667



5,292,502    2,105,714     135,231         -         18,933,103


    -           -             -          851,082        851,082

13,244,041   3,875,560     135,231       851,082     37,930,852

(12,100,391)  (401,411)       -             -       (17,551,178)
(10,295,526) 3,377,596    (220,926)      290,602           -   _




 (9,151,876) 6,851,745     (85,695)    1,141,684     20,379,674



94,336,764   9,533,567      85,695    10,440,809    166,243,458

85,184,888  16,385,312         -      11,582,493    186,623,132



10


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 1997 and 1996


(1) Description of Plan

The following description of the Profit Sharing and Savings Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O - C.L.C. (Plan) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic full and part-time Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. employees of Xerox Corporation (sponsor). Employees hired on or before the first working day in July are eligible to participate in the Plan immediately. Otherwise, employees are eligible to participate beginning on the next January 1.

Plan Amendment

Effective January 1, 1998, the Plan Administrator amended the provisions of the Plan pertaining to the valuation date used to value assets of the Plan. This amendment requires the Plan Trustee to value the assets held in each separate fund as of the close of business each day. The Trustee shall appraise them at their market or estimated fair value each day and reflect increases or decreases in the value of each separate fund. Previously, assets of the Plan were valued once a month.

    Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or may purchase an annuity payable from a life insurance company. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $122,742 at December 31, 1996. There were no benefits allocated from the Plan for participants at December 31, 1997.

    Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. The maximum before-tax contribution for the 1997 calendar year is $9,500. Employees are immediately vested in their savings contributions.

Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 4% of annual pay. These contributions are made annually to eligible participants of record on the last day of February following the Plan year end. The 1997 contribution recorded on March 23, 1998 was $2,210,367.


11


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(1) Description of Plan, Continued

    Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

During 1997, the sponsor's ROA was 18.0%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1997 equal to 10.0% of pay or $21,233,886. Participants elected to invest $4,475,389 into the Plan at December 31, 1997.

During 1996, the sponsor's ROA was 17.8%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1996 equal to 10.0% of pay or $20,644,353. Participants elected to invest $3,077,165 into the Plan at December 31, 1996.

    Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master
Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund - Invests primarily in stocks of companies based in economically developed countries of Europe and Asia.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S. companies.

Small Company Stock Fund - Invests primarily in stocks of smaller U.S. companies that fund managers believe have greater value than indicated by the current market price, or above average prospects for long-term growth.

Balanced Fund - Under normal market conditions, invests approximately 70% in stocks; most of the remainder in bonds; some real estate, private placements, and cash.
The mix may shift with market outlook.

Income Fund - Invests in contracts with insurance companies and banks; short to intermediate duration, high quality bonds.

Xerox Stock Fund - Invests in Xerox Corporation common stock and cash for administrative purposes.


12


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(1) Description of Plan, Continued

    Segregated Assets Fund

This fund was established on April 1, 1991 and represented participant investments in certain guaranteed investment contracts which were segregated and frozen. In 1996, all remaining investments in the Segregated Assets Fund were fully recovered. See note 4 to the financial statements for further discussion.

    Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At December 31, 1997, market value on loans approximates fair value.

 (2) Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 8, 1995, covering Plan amendments through December 31, 1994, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee, but may be subject to tax thereon at such time as they receive distributions under the Plan.

(3) Master Trust

As discussed in note 1, the Plan participates in the Master
Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1997:

Xerox Corporation Profit Sharing and Savings Plan;

Xerox Corporation Retirement Income Guarantee Plan; and



13


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades,
Industrial and Textile Employees, A.F.L. - C.I.O. -
C.L.C.;

The Master Trust has six investment pools -- the International
Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All
Other Pool, Income Fund, and the Xerox Stock Fund.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. For the year ended December 31, 1997, accrued administrative expenses and due from (to) other funds activity is recorded at both the Master Trust and plan level. Prior to December 31, 1997, this activity was accrued only at the plan level. In addition, prior to December 31, 1996 there was a Segregated Assets Fund which is discussed in note 4.



14


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

    The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

    Statement of Net Assets of the Master Trust as of December 31, 1997 is as follows:

						   Small
		    International                 Company         All
		       Stock       U.S. Stock      Stock         Other
    Assets              Pool          Pool          Pool          Pool

    Cash (overdraft)$  (440,317)     266,929      (369,071)     (13,039)
    Receivables:
      Dividends       1,189,113    2,005,454       204,275       108,752
      Interest          240,712      750,259       788,274    14,841,482
      Due from
       Brokers       11,242,428    8,370,860    16,327,733    85,682,651
      Other              -           584,373        -             -    _
   Total
    receivables     12,672,253   11,710,946    17,320,282   100,632,885

    Investments at fair
      value:
     At quoted market
       value:
     Short-term
      investments   44,105,848   163,877,893  229,101,207   251,836,466
     Fixed income
      investments    4,974,135        -           -       1,254,277,494
     Equity securities:
       Xerox common
	     Stock  -             -           -              -
	 Other     974,400,002 2,325,093,037  729,192,598   358,595,427

     At estimated fair
      value:
       Interest in real
	estate trusts   -          -              -         75,286,433
      Other
	Investments     -          -              -        139,546,374

     Investments at
      contract value:
     Investment contracts
      with insurance companies
      and banks          -          -              -             -   _

      Total
      Investments 1,023,479,985 2,488,970,930 958,293,805 2,079,542,194

      Total
       assets     1,035,711,921 2,500,948,805 975,245,016 2,180,162,040

     Liabilities

     Due to brokers   2,046,663     2,553,077     155,485   138,660,686
     Other            6,688,026         -       2,231,618     6,656,682

      Net assets $1,026,977,232 2,498,395,728 972,857,913 2,034,844,672


15




















				 Xerox
    Income                       Stock
     Fund                         Fund              Total

     (92,089)                -                   (647,587)

      -                   1,461,318             4,968,912
    8,192,303                 5,242            24,818,272
   13,113,477                -                134,737,149
      -                   7,032,593             7,616,966

   21,305,780             8,499,153           172,141,299



   74,439,579               432,338           763,793,331

  588,632,453                -              1,847,884,082

      -                 337,073,565           337,073,565
    2,167,893                -              4,389,448,957


      -                      -                 75,286,433
      -                      -                139,546,374




  278,816,783                -                278,816,783

  944,056,708           337,505,903         7,831,849,525

  965,270,399           346,005,056         8,003,343,237



   38,229,883                -                181,645,794
      139,660                -                 15,715,986

  926,900,856           346,005,056         7,805,981,457


16


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of Master Trust net assets by investment pool as of December 31, 1997 is as follows:

					     Small
	    International                  Company
		Stock         U.S. Stock     Stock         Balanced
		 Fund            Fund        Fund            Fund


    International
      Stock Pool  $  168,557,767       -            -
858,419,465

    U.S. Stock Pool       -       259,252,193       -
2,239,143,535

    Small Company
     Stock Pool           -            -       210,373,891
762,484,022

    All Other Pool        -            -            -
2,034,844,672

    Income Fund           -            -            -              -

    Xerox Stock Fund      -            -            -              -
_

    Total         $  168,557,767  259,252,193 210,373,891
5,894,891,694



17


















			       Xerox
     Income                    Stock
      Fund                      Fund                  Total


     -                          -               1,026,977,232

     -                          -               2,498,395,728

     -                          -                 972,857,913

     -                          -               2,034,844,672

926,900,856                     -                 926,900,856

     -                     346,005,056            346,005,056

926,900,856                346,005,056          7,805,981,457


18


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Net assets in the Master Trust for all participating plans as of December 31, 1997 are as follows:

						 Small
		 International                  Company
		    Stock         U.S. Stock     Stock       Balanced
		     Fund            Fund         Fund         Fund

     Xerox Corporation
     Profit Sharing
     and Savings Plan $   159,252,236   246,463,767  198,801,910  936,262,294

     The Profit Sharing
       Plan of
       Xerox Corporation
	 and
       The Xerographic
	Division,
       Union of
	Needletrades,
       Industrial and
	Textile
	 Employees, A.F.L. -
      C.I.O. - C.L.C.*   9,305,531   12,788,426    11,571,981   65,516,491

     Xerox Corporation
       Retirement
      Income Guarantee Plan     -            -           -      4,391,614,640

     Retirement Income Guarantee
      Plan of Xerox
       Corporation
      and The Xerographic
      Division, Union of
      Needletrades,
       Industrial and
      Textile Employees,
       A.F.L. -
      C.I.O. - C.L.C.           -                  -       -       501,498,269


       Total        $     168,557,767  259,252,193 210,373,891  5,894,891,694


* The net asset balances at the master trust level do not include the optional profit sharing accrual at December 31, 1997, which is recorded at the Plan level only.


19

















				 Xerox
   Income                        Stock
   Fund                          Fund                       Total


636,138,988                  317,657,942              2,494,577,137







 81,207,045                   28,347,114                208,736,588


183,117,495                       -                   4,574,732,135







 26,437,328                        -                    527,935,597


926,900,856                  346,005,056              7,805,981,457




20


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3) Master Trust, Continued

The following financial information is presented for the Master
Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31,
1996 is as follows:

					       Small
		International                 Company
		   Stock         U.S. Stock     Stock      All
Other
     Assets             Pool             Pool        Pool         Pool


     Cash (overdraft) $    505,732      (39,735)        (399)
79,265

     Receivables:
       Dividends         1,176,755    1,921,373      271,522
227,806
       Interest            219,206      241,570      466,842
12,726,913
       Due from
       brokers          16,297,932    5,998,581    2,839,181
13,834,640

       Total
      Receivables       17,693,893    8,161,524           3,577,545
26,789,359

     Investments at fair
       value:
       At quoted market
       value:
       Short-term
       Investments     30,587,252    55,085,204  105,175,194
286,264,166
       Fixed income
       Investments      9,584,433       -            -
1,120,334,856
       Equity securities:
	Xerox common
	 stock          -            -            -             -
	Other        913,174,980 1,761,958,805 686,169,575
278,281,301

       At estimated fair
	value:
       Interests in real
	estate trusts       -            -                  -
119,317,087
       Other investments    -            -           -
152,511,242

     Investments at
      contract value:
     Investment contracts
      with
       insurance companies
       and
       banks               -            -           -            -    _

      Total
      investments   953,346,665 1,817,044,009 791,344,769
1,956,708,652

      Total assets    971,546,290 1,825,165,798 794,921,915
1,983,577,276

     Liabilities

     Due to brokers     5,247,237     4,318,387          2,815,356
39,957,068

       Net assets  $  966,299,053 1,820,847,411 792,106,559
1,943,620,208


21



















			Xerox
       Income           Stock
	Fund             Fund              Total


      3,912,873          -               4,457,736


	      3       1,166,031        4,763,490
      7,817,415           3,570       21,475,516
	 -               -            38,970,334

      7,817,418       1,169,601       65,209,340



       69,131,134       1,025,621      547,268,571

      349,887,222          -         1,479,806,511

	   -          212,199,630      212,199,630
	3,012,359          -         3,642,597,020



	   -              -           119,317,087
	   -              -           152,511,242




      580,604,526          -           580,604,526

    1,002,635,241       213,225,251  6,734,304,587

    1,014,365,532       214,394,852  6,803,971,663



       16,658,058           608,287     69,604,393

      997,707,474       213,786,565  6,734,367,270


22


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of Master Trust investments by investment pool as of December 31, 1996 is as follows:

					       Small
		International                Company
		   Stock     U.S. Stock      Stock      Balanced
		    Fund        Fund           Fund       Fund


International
Stock Pool   $   146,849,493      -            -
819,449,560

U.S. Stock
Pool                  -      145,682,101       -
1,675,165,310

Small Company
Stock Pool            -           -       143,641,654
648,464,905

All other pool        -           -            -
1,943,620,208

Income fund           -           -            -             -

Xerox Stock Fund      -           -            -             -
_


Total $          146,849,493 145,682,101  143,641,654
5,086,699,983



23
















			Xerox
	   Income       Stock
	    Fund         Fund                   Total


	    -             -                966,299,053

	    -             -              1,820,847,411

	    -             -                792,106,559

	    -             -              1,943,620,208

       997,707,474        -                997,707,474

	    -        213,786,565           213,786,565


       997,707,474   213,786,565         6,734,367,270



24


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Investments in the Master Trust for all participating plans as of December 31, 1996 are as follows:

				       Small
	    International             Company
	      Stock      U.S. Stock    Stock        Balanced
		Fund         Fund        Fund          Fund


Xerox Corporation
Profit
Sharing and
Savings Plan   $  138,984,859  138,626,697 136,260,999
756,247,022

The Profit Sharing
   Plan of
  Xerox Corporation
   and
  The Xerographic
   Division,
  Union of
   Needletrades,
  Industrial and
   Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.   7,864,634    7,055,404   7,380,655
48,959,548

Xerox Corporation
   Retirement
Income Guarantee
Plan                    -           -           -
3,841,835,378

Retirement Income
   Guarantee
  Plan of Xerox
   Corporation
  and The Xerographic
       Division, Union of
  Needletrades,
   Industrial and
  Textile Employees,
   A.F.L. -
  C.I.O. - C.L.C.       -           -           -
439,135,151

XDS Investment Plan     -           -           -
522,884

Total        $    146,849,493  145,682,101 143,641,654
5,086,699,983



25


















			    Xerox
       Income               Stock
	Fund                 Fund                    Total



      685,279,435           197,703,564            2,053,102,576







       84,907,703             16,083,001             172,250,945


      198,560,653                 -                4,040,396,031







       28,959,683                 -                  468,094,834

	   -                      -                      522,884

      997,707,474            213,786,565           6,734,367,270



26


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1997 is as follows:

					 Small
	   International                Company
	       Stock        U.S. Stock     Stock       All
Other
	     Pool            Pool          Pool         Pool

Additions:
Transfers in  $   22,391,471    30,110,128  27,307,613
79,711,328
Investment earnings:
  Interest         1,818,258     5,765,282   7,610,697
93,313,646
  Dividends       18,529,748    29,591,528   4,125,706
29,467,543
   Net
   Appreciation   72,183,732   592,165,194 133,629,677
134,586,902
  Margin variation on
  futures
  contracts       (1,677,972)      925,496   2,147,052
3,096,468
    Other          1,078,405       611,025     539,532
9,486,365

  Total investment
  earnings        91,932,171   629,058,525 148,052,664
269,950,924

  Total
  additions      114,323,642   659,168,653 175,360,277
349,662,252

Deductions:
  Administrative
  Expenses         7,379,480     4,681,594   5,394,518
19,115,310
  Transfers out    9,718,154    10,240,200   9,108,878
259,992,290

  Total
  deductions      17,097,634    14,921,794  14,503,396
279,107,600

Transfer between
  fund/pools     (36,547,829)   33,301,458  19,894,473
20,669,812

Net assets:
  Beginning of
   Year          966,299,053 1,820,847,411 792,106,559
1,943,620,208

 End of year $ 1,026,977,232 2,498,395,728 972,857,913
2,034,844,672



27


















				Xerox
	Income                  Stock
	  Fund                    Fund               Total


	  47,684,973         31,600,488         238,806,001

	  62,740,260            102,077         171,350,220
	     375,963          5,492,734          87,583,222
	   2,147,350         84,304,883       1,019,017,738

	     112,175             -                4,603,219
	   4,483,732             19,934          16,218,993


	  69,859,480         89,919,628       1,298,773,392

	 117,544,453        121,520,116       1,537,579,393


	   2,544,620            323,629          39,439,151
	 119,044,871         18,290,645         426,395,038

	 121,589,491         18,614,274         465,834,189

	 (66,761,580)        29,312,649            (131,017)


	 997,707,474        213,786,565       6,734,367,270

	 926,900,856        346,005,056       7,805,981,457



28


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1997 is as follows:

				    Small
	International             Company
	    Stock      U.S. Stock   Stock       Balanced
	     Fund       Fund         Fund           Fund


International Stock
 Pool      $  14,334,915      -            -        70,217,776

U.S. Stock
 Pool             -       64,658,920       -       559,718,011

Small Company
 Stock Pool       -           -        31,104,741  111,553,405

All Other Pool    -           -            -       250,835,614

Income Fund       -           -            -            -

Xerox Stock
 Fund             -           -            -            -    _

  Total  $    14,334,915  64,658,920   31,104,741  992,324,806



29


















			      Xerox
	    Income            Stock
	    Fund               Fund               Total


	      -                 -               84,552,691

	      -                 -              624,376,931

	      -                 -              142,658,146

	      -                 -              250,835,614

	  67,314,860            -               67,314,860

	      -             89,595,999          89,595,999

	  67,314,860        89,595,999       1,259,334,241




30


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Net income from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended
December 31, 1997 is as follows:

					Small
	    International              Company
	       Stock      U.S. Stock    Stock   Balanced
		Fund         Fund        Fund     Fund

Xerox Corporation
 Profit Sharing and
 Savings Plan $ 13,554,004  61,795,482 29,509,146  144,050,892

The Profit Sharing
  Plan of
  Xerox Corporation
   and
  The Xerographic
   Division,
  Union of Needletrades,
  Industrial and
   Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.  780,911   2,863,438   1,595,595  10,664,884

Xerox Corporation
   Retirement
   Income Guarantee
    Plan             -          -            -     751,651,169

Retirement Income
  Guarantee
 Plan of Xerox
  Corporation and The
Xerographic
 Division, Union of
 Needletrades,
  Industrial and
 Textile Employees,
  A.F.L. -
 C.I.O. - C.L.C.     -          -           -       85,957,861

   Total     $  14,334,915  64,658,920  31,104,741 992,324,806





31


















				Xerox
	      Income            Stock
	       Fund              Fund               Total


	    46,329,389        82,563,649          377,802,562







	     5,678,877         7,032,350           28,616,055


	    13,397,824            -               765,048,993







	     1,908,770            -                87,866,631

	    67,314,860        89,595,999        1,259,334,241



32


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1996 is as follows:

					 Small
	   International                Company
	      Stock       U.S. Stock    Stock        All Other
	       Pool         Pool         Pool          Pool

Additions:
 Transfers in $   17,970,853  23,688,458  18,160,218
161,002,215
 Investment earnings:
   Interest        1,849,864   7,457,727   5,679,022
79,669,309
   Dividends      11,016,178  62,560,466   3,265,515
26,621,520
 Net appreciation
 (depreciation)  174,079,634 206,545,174 149,114,478
185,387,318
 Margin variation on
 futures
 contracts          (54,411)  16,271,835   8,279,360
(588,118)
 Other               552,365     101,265     254,250
2,267,517

 Total investment
   Earnings      187,443,630 292,936,467 166,592,625
293,357,546

Total additions  205,414,483 316,624,925 184,752,843
454,359,761

Deductions:
 Administrative
  Expenses         6,365,164   2,184,620   3,132,546
13,641,792
 Transfers out     7,506,744   6,729,045   6,077,292
325,510,912

Total deductions  13,871,908   8,913,665   9,209,838
339,152,704

Transfers between
 fund/pools      (2,519,923) 153,282,377  27,894,150
(118,573,853)

Net assets:
Beginning of
year            777,276,401 1,359,853,774 588,669,404
1,946,987,004

End of year  $  966,299,053 1,820,847,411 792,106,559
1,943,620,208



33


















			Xerox        Segregated
       Income           Stock         Assets
	Fund            Fund           Fund                Total
				  (see note 4)

       60,018,213       25,611,224         -              306,451,181

       70,300,811           57,074      1,615,842         166,629,649
		3        4,326,332         -              107,790,014

       (5,232,588)      27,564,968         -              737,458,984

	 (169,870)          -              -               23,738,796
	   92,595          10,768         -                3,278,760


       64,990,951      31,959,142       1,615,842      1,038,896,203

      125,009,164      57,570,366       1,615,842      1,345,347,384


	 2,095,064         144,976          -              27,564,162
       139,266,050      11,772,766          -             496,862,809

       141,361,114      11,917,742          -             524,426,971

       (84,274,169)     27,076,309      (2,884,891)            -


       1,098,333,593     141,057,632       1,269,049      5,913,446,857

	 997,707,474     213,786,565          -           6,734,367,270



34


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1996 is as follows:

					Small
	    International              Company
		Stock       U.S. Stock  Stock    Balanced
		 Fund         Fund       Fund     Fund

International
Stock Pool   $  24,023,484     -            -      157,054,982

U.S. Stock Pool     -      23,621,893       -      267,129,954

Small Company
Stock Pool          -          -       25,610,108  137,849,971

All Other Pool      -          -           -       279,715,754

Income Fund         -          -           -            -

Xerox Stock
Fund                -          -           -            -    _

Total    $      24,023,484  23,621,893  25,610,108 841,750,661



35


















			  Xerox      Segregated
	    Income        Stock          Asset
	     Fund          Fund           Fund          Total

	    -             -              -         181,078,466

	    -             -              -         290,751,847

	    -             -              -         163,460,079

	    -             -              -         279,715,754

	62,895,887        -           1,615,842     64,511,729

	    -         31,814,166         -          31,814,166

	62,895,887    31,814,166      1,615,842  1,011,332,041



36


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Net income from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended
December 31, 1996 is as follows:

					Small
	     International             Company
		Stock      U.S. Stock   Stock       Balanced
		Fund         Fund        Fund         Fund

Xerox Corporation Profit
  Sharing and
  Savings Plan   $  22,791,824   22,532,976   24,394,588
123,085,243

The Profit Sharing Plan of
  Xerox Corporation
and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. - C.I.O. -
    C.L.C.*          1,231,660   1,088,917     1,215,520
7,863,559

Xerox Corporation Retirement
  Income Guarantee
    Plan                -           -             -
637,283,175

Retirement Income Guarantee
  Plan of Xerox Corporation
   and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.       -           -             -
73,427,145

XDS Investment Plan     -           -             -
91,539

   Total   $        24,023,484   23,621,893   25,610,108
841,750,661



    * The above allocation of investment results, net of administrative expenses, is at the Master Trust level. This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.



37


















			  Xerox              Segregated
	  Income          Stock                Asset
	   Fund            Fund                Fund            Total


	 43,834,849    29,708,452            1,124,757
267,472,689







	 5,157,271     2,105,714              135,231
18,797,872


	12,226,058        -                   330,112
649,839,345







	 1,677,709        -                    25,742
75,130,596

	     -            -                      -
91,539

       62,895,887    31,814,166             1,615,842
1,011,332,041



38


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

The Joint Administrative Board (JAB) is responsible for establishing investment guidelines, reviewing the investment decisions and reviewing investment results. The JAB consists at present of three Xerox Corporation representatives and five union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based on the cost of the investments, developments concerning the portfolio of investments of the private placements, and such other factors as the managing general partners of these investments consider relevant. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value.
In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

   (i) The average investment yields for the years ended December
31, 1997 and 1996 were 6.8% and 7.3%, respectively.

  (ii) The crediting interest rates at December 31, 1997 and 1996 ranged from 4.4% to 9.3%.

 (iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's, and the market value of the underlying investments and the associated wrapper for synthetic GIC's at December 31, 1997 and 1996 was $274,344,245 and $588,280,797, respectively. Contract values were $278,816,783 and $584,047,966 at December 31,
1997 and 1996, respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.
Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.



39


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.


The net appreciation (depreciation) of investments for the year ended December 31, 1997 is as follows:

				 U.S.        Small
	     International      Stock       Company     All     Income
Xerox
	       Stock                          Stock    Other
Stock
	       Pool            Pool          Pool     Pool     Fund
Fund       Total
Investments at
quoted
  market value:
  Short-term and
   fixed income
   investments $   (2,172,765)       -            -    38,187,490  2,147,350       -    38,162,075

   Xerox common
    Stock               -           -            -         -          -      84,304,883 84,304,883

   Other equity
    Investments    74,356,497  592,165,194 133,629,677 75,517,407     -          -      875,668,775

Investments at
estimated
fair value:
 Interest in real
 estate trusts     -             -            -        (8,319,810)    -          -      (8,319,810)
Other investments  -               -            -      29,201,815     -          -      29,201,815

  Total  $         72,183,732  592,165,194 133,629,677 134,586,902 2,147,350 84,304,883 1,019,017,738



40


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(3) Master Trust, Continued


The net appreciation (depreciation) of investments for the year ended December 31, 1996 is as follows:

			       U.S.         Small
	   International      Stock        Company   All Other      Income
Xerox
	     Stock Pool         Pool        Stock Pool    Pool        Fund
Stock Fund   Total
Investments at
quoted
market value:
 Short-term and
 fixed income
 investments  $    (1,209,445)      24,423        -     30,370,038 (5,232,588)     -      23,952,428

 Xerox common
 Stock                -               -         -            -            -    27,564,968 27,564,968

 Other equity
 Investments       175,289,079 206,520,751 149,114,478  92,988,950       -         -      623,913,258

Investments at
estimated
 fair value:
 Interest in real
  estate trusts      -               -         -           869,897        -         -        869,897
Other investments      -               -         -      61,158,433        -         -     61,158,433

  Total  $         174,079,634 206,545,174 149,114,478 185,387,318 (5,232,588) 27,564,968 737,458,984

    There are no investments in the Plan that represents 5% or more of Master Trust net assets.

    Other investments consist primarily of private placement limited partnerships.

(4) Segregated Assets Fund - Investment Contracts with Executive
Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, $66 million in affected assets were transferred into a Segregated Assets Fund.

Through December 31, 1996, the Xerox retirement and savings plans have received $67.6 million in payments related to the ELIC investments. These payments represent the recovery of 100% of each participant's original investment plus $1.6 million in interest. Should Xerox receive additional payments from ELIC for unrecognized interest income associated with the original GIC's, the proceeds will be allocated to those participants originally invested in ELIC based upon their percent interest on April 11, 1991. All future proceeds will be recorded through the income fund and transferred to other funds based on a participant's allocation elections at the time of receipt.


41


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(5) Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust, by unaccrued benefit payments and other reconciling items) by units outstanding at the valuation date. At December 31, 1997, all accrued administrative expenses and interfund activity is recorded at both the Master Trust and plan levels. The total number of units and net asset value per unit outstanding during the year ended December 31, 1997 was as follows:

	  International Fund       U.S. Stock Fund      Small Company Fund
	      Units      Unit        Units      Unit        Units      Unit
	  Outstanding    Value     Outstanding  Value    Outstanding  Value

January 31   5,239,115   $1.543425   4,406,217  $1.728658  4,388,720  $1.747487
February 28  5,341,029    1.562208   4,497,210   1.740928  4,604,685   1.694722
March 31     5,888,573    1.575980   5,116,762   1.658333  5,292,188   1.616296
April 30     5,976,454    1.588181   5,196,816   1.751299  5,387,273   1.611924
May 31       6,116,208    1.659004   5,232,405   1.866003  5,420,222   1.790273
June 30      6,240,107    1.730076   5,317,968   1.944255  5,399,110   1.878601
July 31      6,384,349    1.782436   5,507,272   2.108241  5,453,861   2.005116
August 31    6,350,969    1.672465   5,519,315   2.010197  5,448,500   2.032599
September 30 6,398,872    1.792312   5,648,647   2.132616  5,572,707   2.181263
October 31   6,404,805    1.648348   5,762,266   2.063432  5,666,433   2.058766
November 30  6,170,905    1.642708   5,915,669   2.143173  5,917,651   2.034271
December 31  5,545,281    1.678099   5,860,645   2.182085  5,736,340   2.017311


	  Balanced Fund             Income Fund           Xerox Stock Fund
	   Units       Unit           Units     Unit         Units     Unit
	 Outstanding  Value       Outstanding  Value    Outstanding   Value

January 31   3,634,981  $13.978013  13,168,371 $ 6.521293  2,322,531 $ 7.688210
February 28  3,658,895   14.012611  13,032,286   6.549495  2,377,978   8.205805
March 31     3,879,230   13.655406  12,792,540   6.565563  2,494,075   7.508071
April 30     3,911,827   14.002261  12,684,713   6.609874  2,530,923   8.121978
May 31       3,917,352   14.697693  12,669,561   6.647454  2,536,632   8.950173
June 30      3,960,669   15.241481  12,478,600   6.690273  2,570,875  10.460962
July 31      3,999,184   16.038329  12,426,027   6.750195  2,566,887  10.942996
August 31    3,998,824   15.663793  12,261,985   6.768509  2,614,097  10.046536
September 30 4,013,888   16.426774  12,115,934   6.816442  2,627,063  11.236564
October 31   4,029,870   16.027899  11,891,043   6.864514  2,682,074  10.582841
November 30  4,033,987   16.190160  11,679,523   6.886846  2,736,029  10.361126
December 31  4,000,763   16.375997  11,715,189   6.931774  2,869,738   9.877945


42


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(5) Unit Values, Continued

The total number of units and net assets value per unit outstanding during the year ended December 31, 1996 was as follows:

	   International Fund       U.S. Stock Fund       Small Company Fund
	     Units      Unit         Units       Unit         Units     Unit
	  Outstanding  Value      Outstanding  Value     Outstanding   Value

January 31    3,334,551  $1.298843   2,607,160  $1.384328   2,591,438 $1.345363
February 29   3,419,705   1.311633   2,843,695   1.398277   2,630,400  1.402304
March 31      3,593,568   1.351739   3,327,284   1.410611   2,772,728  1.453844
April 30      3,902,332   1.387228   3,808,249   1.426560   2,922,666  1.551849
May 31        4,305,499   1.395861   3,918,755   1.458338   3,344,836  1.611155
June 30       4,540,941   1.411045   3,997,087   1.459900   3,639,333  1.551550
July 31       4,709,658   1.352980   4,100,890   1.386290   3,995,570  1.434285
August 31     4,760,960   1.383398   4,090,626   1.420414   4,082,210  1.529633
September 30  4,713,973   1.427807   4,139,591   1.506957   4,019,906  1.608958
October 31    5,076,899   1.443572   4,150,550   1.542665   4,066,685  1.609340
November 30   5,189,617   1.518698   4,190,843   1.662408   4,165,680  1.685160
December 31   5,093,127   1.542035   4,318,074   1.631667   4,293,189  1.716124


	     Balanced Fund            Income Fund           Xerox Stock Fund
	   Units          Unit     Units         Unit      Units        Unit
	  Outstanding    Value   Outstanding     Value   Outstanding   Value

January 31   3,408,036  $11.594012  15,254,214  $6.131268  1,576,864  $5.289206
February 29  3,397,928   11.698504  14,836,899   6.149365  1,800,655   5.597323
March 31     3,436,271   11.902984  14,416,534   6.168735  1,809,693   5.383233
April 30     3,552,393   12.138867  14,294,019   6.193430  1,833,208   6.293252
May 31       3,600,918   12.333157  14,020,252   6.222871  1,851,268   6.767969
June 30      3,614,207   12.360292  13,740,468   6.262955  1,993,288   6.941962
July 31      3,630,066   11.918603  13,594,380   6.295800  2,075,992   6.539139
August 31    3,636,415   12.212231  13,554,689   6.330015  2,130,580   7.120918
September 30 3,598,317   12.747171  13,422,642   6.375039  2,238,745   7.001655
October 31   3,583,903   12.938311  13,408,169   6.425139  2,247,888   6.053273
November 30  3,596,567   13.604205  13,273,695   6.464303  2,298,425   6.388306
December 31  3,589,255   13.614407  13,077,944   6.487638  2,330,563   6.899738




43


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

				     December 31,
				    1997            1996

Net assets available for
plan benefits as reported
in the Plan financial
statements                   $   225,995,783      186,623,132

Benefit claims payable
reported on line 31g
of Form 5500                         -               (122,742)

Net assets available for
plan benefits as reported
in the Plan Form 5500     $      225,995,783      186,500,390

   The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

				     December 31,
				     1997            1996

Benefits paid to
participants as reported
in the Plan financial
statements    $                   10,052,235        17,551,178

 Add:  Amounts allocated to
withdrawing participants
at December 31                        -                122,742

 Less:  Amounts allocated to
withdrawing participants
at December 31, 1996 and
1995, respectively                 (122,742)        1,875,933)

Benefits paid to
participants as reported
in the Form 5500    $             9,929,493         15,797,987


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.



44


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued


(7) Stock Split

In May 1996, the shareholders of the plan sponsor approved a three-for-one stock split of the Company's common stock. The stock split does not impact the value of participants' interest in the Xerox Stock Fund.



Schedule 1


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1997





		       Description of investment
			      including
Identity of issuer,      maturity date, rate of
 borrower, lessor         interest, collateral,                Current
 or similar party         par or maturity value       Cost      Value


 Investment in Master Trust      (1)           $172,619,873
$209,330,356
*  Investment in Participant  Loans to Plan
   Loans Receivable           participants,
			   maturity dates
			   through   5/31/11,
			   interest rates
			   from 8.0% to
			   11.5% per annum       -
$12,783,806


*  Party-in-interest

(1) See note 3.












Independent Auditors' Report



The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and
      The Xerographic Division, Union of Needletrades,
      Industrial and Textile Employees,
      A.F.L. - C.I.O. - C.L.C.:


We have audited the accompanying statements of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O
- C.L.C. (Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




April 30, 1998




				       EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2